Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes and accounting changes	$1,050	$606	$130	$(143)	$(925)
Less: income attributable to noncontrolling interests before income taxes	210	270	190	199	87

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$840	$336	$(60)	$(342)	$(1,012)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$482	$467	$496	$454	$393
Interest portion of rental expense	13	14	15	14	13

Subtotal	495	481	511	468	406
Interest credited to investment contractholders	738	775	794	841	984

Total fixed charges from continuing operations	$1,233	$1,256	$1,305	$1,309	$1,390

Income from continuing operations available for fixed charges (including interest credited to investment contractholders)	$2,073	$1,592	$1,245	$967	$378

Ratio of income from continuing operations to fixed charges (including interest credited to investment contractholders)	1.68	1.27	0.95	0.74	0.27

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$1,335	$817	$451	$126	$(606)

Ratio of income (loss) from continuing operations to fixed charges (excluding interest credited to investment contractholders)	2.70	1.70	0.88	0.27	(1.49)

For the years ended December 31, 2011, 2010 and 2009, our deficiency in income necessary to cover fixed charges was $60 million, $342 million and $1,012 million, respectively.